FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 000-26165

IQ POWER AG
(Translation of registrant’s name into English)

Baarerstr. 137 CH-6300 Zug Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQ POWER AG

Date: April 3, 2006	By: /s/ Peter E. Braun Peter E. Braun Chief Executive Officer

iQ Power: Construction of Factory in South Korea
Progressing on Schedule

03 April 2006, Zug/Switzerland – Construction work for the new manufacturing plant of iQ POWER Asia Inc., a joint venture of iQ POWER AG (OTCBB: IQPOF), in the major South Korean city of Gwangju is moving ahead right on schedule. Drilling work for the foundation piers is currently underway. The structural frame of the new factory will later be built on these piers and have a superstructure with a floor space of some 11,000 square meters. A total of 632 foundation piers will be installed. Drilling was interrupted because of weather during the recent frost and winter season and has now resumed as planned. Preparation of the steelwork construction for the new building is already underway and will coincide with the approximately 8 weeks of earth working.

With this facility, iQ POWER Asia Inc. is building what is currently the most modern battery factory in the world. The structure is being built on about a 36,000 square meter industrial park in Gwangju. Here is where innovative, electronically managed batteries and energy storage systems for automobiles and the vehicle industry as a whole will be manufactured. The coming years will see investments in the double-digit million euros being made in this factory, which will begin operations this year. The initially planned production capacity has been set at approximately three million smart batteries.

Please visit www.iqpower.com.

The following is a “safe harbor” statement under the private Securities Litigation Reform Act of 1995: Information published by iQ Power contains forward-looking statements regarding anticipated developments and agreements related to iQ Power’s Korean joint venture. These forward-looking statements address future events and conditions and involve inherent risks and uncertainties that may cause actual results to differ materially from anticipated results. Such risks and uncertainties include, but are not limited to, risks associated with iQ Power’s ability to achieve the objectives of its business strategy, iQ’s ability to raise additional financing on acceptable terms to fund its strategic plan, the accuracy and sufficiency of iQ’s anticipated operating budget to implement its strategic plan, risks related to the production and commercialization of the MagiQ battery, the ability of the Korean joint venture to effectively manufacture and market products using iQ technologies, iQ’s ability to generate revenue from the sale of its battery and energy management products and through licensing its technologies. The reader is cautioned not to place undue reliance on forward-looking statements

Further	Peter E. Braun
Information:	President of the iQ Power AG Board of Directors
TEL +41-41-7666-900
FAX +41-41-7666-940
E-Mail: peter.braun@iqpower.com